Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Bristow Group Inc.:

We consent to the use of our reports with respect to the consolidated balance sheets of Bristow Group Inc. and subsidiaries as of March 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, cash flows, and stockholders’ investment and redeemable noncontrolling interests for each of the years in the three-year period ended March 31, 2017 and the effectiveness of internal control over financial reporting as of March 31, 2017, incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

July 18, 2017